For Immediate Release

Forstmann & Company, Inc. to Facilitate Sale or Merger Through Chapter 11 Filing
             Receives $50 Million in DIP Financing


    New York, NY -- July 23, 1999 -- Forstmann & Company, Inc. (OTCBB:FSMN) one of the largest and oldest (Founded in 1904) wool fabric producing firms in the U.S. announced today that it has filed a voluntary petition for protection under Chapter 11 of the U.S. Bankruptcy Code. The purpose of commencing a Chapter 11 case was to achieve its long-term objectives which may include a merger, new equity investment, or sale of the Company.

    The Company also reached an agreement with its bank group, led by Bank of America, to provide a $50 million debtor-in-possession line of financing at the outset. Forstmann believes this amount will be more than sufficient to meet its continued operating needs. The Company also said that it has retained (subject to Bankruptcy Court approval) the New York-based investment banking firm of Butler, Chapman & Co., Inc. to assist it in identifying potential buyers, merger partners and or investors. In that regard the Company has hired Richard Redden of the turnaround consulting firm of OSNOS Associates, Inc., based in New York and Charlotte, N.C., who will serve as Interim Chief Operating Officer to assist in completing its organization.

     Rod Peckham, president of Forstmann, said that the Company had discussions with several interested parties to merge, acquire or make an equity investment in the business. He said that the filing will allow the Company to eliminate significant recurring liabilities, which have served as an impediment to these opportunities and to effect a restructuring and redirection of the Company from a product driven commodity-based entity to a market driven niche supplier of finished goods.

    The filing will also allow the Company to continue to operate while it pursues these various opportunities and to meet its obligations to employees, customers and vendors. He said that, with the Company's new financing in place, customers can be assured of continued good service and vendors can be assured of receiving timely payment for goods and services received after today's filing date.

    Mr. Peckham said that after exploring all available alternatives, the board concluded that a voluntary Chapter 11 proceeding was the only viable alternative for the Company to achieve its Long-term objectives.

   "The companies that survive in this industry in the future will fall into two categories," he said. "(1) Large companies that can compete worldwide through economies of scale, global sourcing and selling opportunities and that are well capitalized to ride the global ups and downs and; (2) niche market suppliers that supply products to serve limited specific market needs through good customer service, innovation, good price-value and that offer the retailer the low inventory, quick response that it requires. When properly reorganized, we are confident that we can successfully compete in those niche markets and produce a reasonable return for our stakeholders."

    Mr. Peckham said the Company's current customers and retailers have maintained a favorable perception of the Company and have expressed a need for its capacity, quality and product as a U.S. supplier for U.S. and 807 companies. He said that several large retailers have told the Company that they see major opportunities in new wool products through purchased packages using Forstmann fabrics and their joint testing and development.

    "Despite the fact that U.S. wool consumption was up in 1997/1998 by 2-3% per capita, U.S. wool fabric producers saw an average decline of over 15% in market demand," Mr. Peckham said. "There were a number of reasons for this excess worldwide capacity. First, the market experienced added capacity in areas like Mexico, Turkey and Korea. This resulted in the dumping of wool fabrics at below cost to generate hard currency and keep employees working. Second, the market was also adversely affected by the Asian financial collapse and resulting devaluations of their currency. This resulted in reduced consumption in Asia and the dumping of products by Asian producers at low prices on the world markets. Other contributing factors include recent warm winter trends to casual dress for men and women and the resultant lower demand for suiting, and the increased use of high tech synthetics in winter apparel."

     Mr. Peckham said that over the past 12 months, the Company has taken extensive measures to reduce costs and increase competitiveness. "Through headcount reductions and plant and office consolidations we have reduced our operating costs by $55 million per year. This effort has included the entire organization with $40 million reductions in personnel, $5 million in corporate overhead and $10 million in plant related cost and expenses," he stated.

    "Chapter 11 allows us to continue to move forward with our planned improvements to the business and pursue these other objectives at the same time," he stated. "With the support of our customers and vendors and the hard work of our employees, we are confident that we will be able to emerge from this process a stronger, more competitive company."

     Peckham said that while it completes its restructuring, the Company's plants, sales and design staffs will continue to do business as usual. The
Company said that it has the support of its lenders in moving forward, and expects that -- given the new financing and the priority status accorded to vendors who ship after the filing date -- "the vendor community will support us, as well."

  "The action we took today not only enhances our ability to meet our obligations to customers and suppliers, but puts the business in a far better position to capitalize on future opportunities," Mr. Peckham said.

   Forstmann & Company voluntarily filed a petition of reorganization under Chapter 11 in U.S. Bankruptcy Court for the Southern District of New York. It is represented in the bankruptcy case by the law firm of Salans Hertzfeld Heilbronn Christy & Viener. Forstmann & Company has manufacturing facilities in Georgia and is headquartered in New York. Forstmann designs, manufactures and markets woolen and worsted fabrics for men's and women's sportswear, coating, and specialty products. Its wholly owned subsidiary, Forstmann Apparel, Inc., also headquartered in New York, designs, markets and distributes women's suits and has the North American license for Oleg Cassini's women's suits.

Note:
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     This press release may include statements that constitute "forward-looking"
statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.